                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    Yakum Business Park, Yakum 60972, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

                               Yes [_]     No [X]

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [_]     No [X]

Indicate by check mark whether by furnishing the information contained in this
Form 6-K, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- N/A

The following documents are being furnished by Metalink Ltd. pursuant to this
Report on Form 6-K:

Document 1.     Letter to Shareholders from Chairperson and CEO

Document 2.     Notice Dated October 26, 2006 of Annual General Meeting of
                Shareholders of Metalink Ltd.

Document 3.     Proxy Statement

Document 4.     Proxy Card

                                       2

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 METALINK LTD.
                                                 (Registrant)

Date: October 26, 2006                           By: /s/ Yuval Ruhama
                                                 --------------------
                                                 Yuval Ruhama
                                                 Chief Financial Officer

                                       3

                                                                October 26, 2006

Dear Fellow Shareholder,

     You are cordially invited to attend the 2006 Annual General Meeting of
Shareholders of Metalink Ltd. to be held on Monday, December 4, 2006, at 18:00
(Israel time), at Metalink's offices in Yakum Business Park, Yakum, Israel.

     We encourage you to read the accompanying Notice and Proxy Statement of the
2006 Annual General Meeting of Shareholders carefully, which discuss in detail the various matters to be voted upon at the meeting.

     YOUR VOTE IS VERY IMPORTANT TO US! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

     We appreciate your continuing interest in Metalink Ltd.

                                           Very truly yours,

                                           TZVI SHUKHMAN

                                           CHAIRPERSON OF THE BOARD OF DIRECTORS
                                           AND CHIEF EXECUTIVE OFFICER

                                  METALINK LTD.

                             ----------------------

            NOTICE OF THE 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 4, 2006

                             ----------------------

To the Shareholders of Metalink Ltd. ("we," "Metalink" or the "Company"):

     Notice is hereby given that the 2006 Annual General Meeting of Shareholders
(the "Meeting" or the "2006 Annual General Meeting") of Metalink will be held on
Monday, December 4, 2006 at 6:00pm (Israel time), at Metalink's offices in Yakum
Business Park, Yakum, Israel, for the following purposes:

     1.   To reelect Tzvi Shukhman, Uzi Rozenberg, Efi Shenhar, Joe Markee and
          Gideon Barak as directors;

     2.   To elect Ms. Na'ama Zeldis as an outside director for a three-year term;

     3.   To reappoint Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, to serve as our auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so;

     4.   To approve Tzvi Shukhman to serve as both the Chairperson of the Board of Directors and Chief Executive Officer of the Company for an
          additional period of up to one (1) year;

     5.   To ratify and approve the grant of an option to purchase 40,000
          Ordinary Shares, at an exercise price of US$5.49 per share, to Gideon
          Barak, effective as of October 18, 2006, subject to his reelection as a director of the Company;

     6.   To ratify and approve the grant of an option to purchase 40,000
          Ordinary Shares, at an exercise price of US$5.49 per share, to Joe
          Markee, effective as of October 18, 2006, subject to his reelection as a director of the Company;

     7.   To ratify and approve the grant of an option to purchase 30,000
          Ordinary Shares, at an exercise price of US$5.49 per share, to Na'ama
          Zeldis, effective as of December 4, 2006, subject to her election as an outside director of the Company;

     8.   To ratify and approve the grant of an option to purchase 20,000
          Ordinary Shares, at an exercise price of US$5.49 per share, to Meir
          Bar-El, effective as of December 4, 2006;

     9.   To review and consider the audited financial statements of the Company for the year ended December 31, 2005; and

     10.  To transact such other business as may properly come before the meeting or any adjournment thereof.

     The Company's Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the 2006 Annual General Meeting.

     Shareholders of record at the close of business on October 25, 2006 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and to promptly mail it in the enclosed pre-addressed envelope, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

     Proxies that are not otherwise marked with respect to any matter shall be voted in accordance with the Board of Directors' recommendation.

     JOINT HOLDERS OF SHARES SHOULD TAKE NOTE THAT, PURSUANT TO THE ARTICLES OF
ASSOCIATION OF THE COMPANY, THE VOTE OF THE SENIOR OF JOINT HOLDERS OF ANY SHARE
WHO TENDERS A VOTE, WHETHER IN PERSON OR BY PROXY, WILL BE ACCEPTED TO THE
EXCLUSION OF THE VOTE(S) OF THE OTHER HOLDER(S) OF THE SHARE, AND FOR THIS
PURPOSE, SENIORITY WILL BE DETERMINED BY THE ORDER IN WHICH THE NAMES STAND IN
THE COMPANY'S REGISTER OF MEMBERS.

                                           By Order of the Board of Directors,

                                           TZVI SHUKHMAN

                                           CHAIRPERSON OF THE BOARD OF DIRECTORS
                                           AND CHIEF EXECUTIVE OFFICER

Dated: October 26, 2006

                                  METALINK LTD.
                               YAKUM BUSINESS PARK
                               YAKUM 60972, ISRAEL

                            -------------------------

                                 PROXY STATEMENT

                            -------------------------

                   2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

     This Proxy Statement is being furnished to holders of ordinary shares, NIS
0.1 nominal value (the "Ordinary Shares"), of Metalink Ltd. ("we," "Metalink" or
the "Company") in connection with the solicitation of proxies by the Board of
Directors for use at the 2006 Annual General Meeting of Shareholders (the
"Meeting" or the "2006 Annual General Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual General Meeting of
Shareholders. The Meeting will be held on Monday, December 4, 2006 at 6:00pm
(Israel time), at Metalink, Yakum Business Park, Yakum, Israel.

It is proposed that at the Meeting, resolutions be adopted as follows:

     1.   To re-elect Tzvi Shukhman, Uzi Rozenberg, Efi Shenhar, Joe Markee and
          Gideon Barak as directors;

     2.   To elect Ms. Na'ama Zeldis as an outside director for a three-year term;

     3.   To reappoint Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, to serve as the
          Company's auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so;

     4.   To approve Tzvi Shukhman to serve as both the Chairperson of the Board of Directors and Chief Executive Officer of the Company for an
          additional period of up to one (1) year;

     5.   To ratify and approve the grant of an option to purchase 40,000
          Ordinary Shares, at an exercise price of US$5.49 per share, to Gideon
          Barak, effective as of October 18, 2006, subject to his reelection as a director of the Company;

     6.   To ratify and approve the grant of an option to purchase 40,000
          Ordinary Shares, at an exercise price of US$5.49 per share, to Joe
          Markee, effective as of October 18, 2006, subject to his reelection as a director of the Company;

     7.   To ratify and approve the grant of an option to purchase 30,000
          Ordinary Shares, at an exercise price of US$5.49 per share, to Na'ama
          Zeldis, effective as of December 4, 2006, subject to her election as an outside director of the Company;

     8.   To ratify and approve the grant of an option to purchase 20,000
          Ordinary Shares, at an exercise price of US$5.49 per share, to Meir
          Bar-El, effective as of December 4, 2006;

     9.   To review and consider the audited financial statements of the Company for the year ended December 31, 2005; and

     10.  To transact such other business as may properly come before the meeting or any adjournment thereof.

     The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Company's Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING AND QUORUM

     Only holders of record of the Ordinary Shares, as of the close of business on the record date, October 25, 2006 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. As of the Record Date, the Company had
19,686,586 Ordinary Shares outstanding. Each Ordinary Share outstanding on the
Record Date will entitle its holder to one vote upon each of the matters to be presented at the Meeting. A quorum must be present in order for the Meeting to be held. The presence, in person or by proxy, of at least two of the Company's shareholders holding shares that are entitled to vote in the aggregate at least one third (1/3) of the voting power of the Company on the Record Date will constitute a quorum for the transaction of business at the Meeting.

     Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

PROXIES

     Shareholders who are unable to attend the Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received by the Company not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

     If no direction is indicated with respect to any matter on a properly executed proxy, such proxy will be voted in accordance with the Board of
Director's recommendation. If any other matters are properly presented for action at the Meeting (which is currently not anticipated), the proxy holders will vote on such matters in accordance with their best judgment.

     A shareholder returning a proxy may revoke it at any time before the exercise thereof by filing with the Company a revocation in writing or a duly executed proxy bearing a later date. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Metalink Ltd., Yakum Business Park, Yakum 60972, Israel, Attention: Yaron
Malka, Legal Counsel.

     Proxies for use at the Meeting are being solicited by the Company's Board of Directors. Proxies are being mailed to shareholders on or about October 26,
2006 and will be solicited primarily by mail. However, certain of the Company's officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of the Company's Ordinary Shares.

                          OWNERSHIP OF ORDINARY SHARES

     The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of September 30, 2006 by each person who is known by us to own beneficially more than 5% of the outstanding Ordinary Shares.

     The information contained herein has been obtained from the Company's records, from information furnished by the individual or entity to the Company or from public filings.

                                                                  Percentage of
                               Number of Ordinary              Outstanding Ordinary
         Name              Shares Beneficially Owned(1)             Shares(2)
  -------------------      ----------------------------             ---------

  Tzvi Shukhman(3)                 5,944,053                         30.25%
  Uzi Rozenberg(3)(4)              4,986,095                         25.37%

--------------------------------------------------------------------------------

     1.   Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of September 30, 2006.

     2.   The percentage of outstanding ordinary shares is based on 19,649,867 ordinary shares outstanding as of September 30, 2006. Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of September 30, 2006 are treated as outstanding only for the purposes of determining the percentage owned by such person or group.

     3.   Although the shares held by Messrs. Tzvi Shukhman and Uzi Rozenberg do not possess voting rights different from those of other Ordinary
          Shares, due to the size of their shareholdings, Messrs. Tzvi Shukhman and Uzi Rozenberg may control the outcome of various actions that require shareholder approval.

     4.   Includes 1,000,000 Ordinary Shares owned of record by U.S.R.
          Electronic Systems (1987) Ltd., an Israeli company, wholly owned by
          Mr. Rozenberg and his wife, Mrs. Shoshana Rozenberg.

                    PROPOSALS FOR THE ANNUAL GENERAL MEETING

          ITEM 1 - ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

     The Company currently has a Board of seven Directors, including two outside directors. Directors of the Company, other than the outside directors, are elected at each annual meeting of shareholders.

     At the Meeting, shareholders will be asked to re-elect the following five
(5) directors to serve as members of the Company's Board of Directors: (1) Tzvi
Shukhman; (2) Uzi Rozenberg; (3) Efi Shenhar; (4) Joe Markee; and (5) Gideon
Barak.

     It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the five (5) nominees named above as directors of the Company, each to hold office until the next annual general meeting or until his successor shall have duly taken officer, unless his office is vacated earlier under any relevant provision of the Articles of Association of the
Company.

     The affirmative vote of a majority of the voting power represented at the
Meeting, in person or by proxy, and voting on this matter, is required to elect the five (5) nominees named above as directors of the Company. Nominations are made by the Board of Directors in accordance with the NASDAQ rules regarding corporate governance. The Company does not have a nominating committee. In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. In addition, the Company is not aware of any understandings or agreements with respect to the future election of any nominees named herein. Other than Mr. Rozenberg and Mr. Shenhar, who are brothers, there are no family relations between the nominees named below.

     Of the current members of the Board of Directors, only Tzvi Shukhman is employed by the Company. The other members of the Board of Directors, Uzi
Rozenberg, Efi Shenhar, Sarit Weiss-Firon, Joe Markee, Meir Bar-El, and Gideon
Barak, have been determined by the Board of Directors to meet the requirements under the NASDAQ rules to qualify as "independent directors," except that Mr.
Rozenberg would not be considered independent for purposes of Audit Committee membership. All members of the Company's Audit Committee are "independent directors."

     The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to the above chart entitled "Ownership of Ordinary
Shares" for information pertaining to share ownership by certain nominees.

A brief biography of each director nominee is set forth below:

     TZVI SHUKHMAN, a founder of the Company, has served as the Company's Chief
Executive Officer and Chairman of the Company's Board of Directors from the
Company's inception in 1992. Prior to May 1999, Mr. Shukhman served as the
Company's President. From March 1989 until March 1993, Mr. Shukhman served as an independent consultant for RAD Data Communications Ltd. and ECI Telecom Ltd.
Prior thereto, Mr. Shukhman served in the Israel Defense Forces where he founded a group involved in digital signal processing applications. Mr. Shukhman has a
M.Sc. degree from the Technion, Israel Institute of Technology.

     UZI ROZENBERG, a co-founder of our company, has served as a director from
1992 until 1997 and August 1999 to the present. Mr. Rozenberg is also the founder and Chief Executive Officer of USR Electronics Systems (1987) Ltd. since
February 1987. Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to
1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and
Mr. Shenhar are brothers.

     EFI SHENHAR has served as a director since July 1995. Mr. Shenhar is the
Corporate Chief Excecutive Officer & President of USR Group. Mr. Shenhar
currently serves as a member of the board of directors of USR Electronic Systems
(1987) Ltd. From March 1987 until February 2003, Mr. Shenhar has served as a
Vice President of USR Electronics Systems (1987) Ltd., an electronic manufacturing services company. Mr. Shenhar has a B.A. in accounting and economics from Tel Aviv University and an M.B.A. from Herriot Watt University.
Mr. Shenhar is a certified public accountant. Mr. Shenhar and Mr. Rozenberg are brothers.

     JOE MARKEE has served as a director since July 2001. Mr. Markee also serves as a member of the board of directors of Dot Hill Systems. Mr. Markee is currently a Managing Director of Express Ventures in San Diego, CA. Mr. Markee
was the co-founder and Chairman of the Board of Copper Mountain Networks. Prior
to founding Copper Mountain, Mr. Markee was a co-founder of Primary Access, a leading remote access server company acquired by 3Com Corporation in 1995. At
Primary Access, Mr. Markee was a member of the senior management team, serving as Vice President of Operations and Vice President of Support. Mr. Markee began his career in product management and engineering at General Instrument
Corporation and M/A-Com Linkabit. Mr. Markee holds a B.S. Degree in Electrical
Engineering and Computer Science from the University of California at Davis.

     GIDEON BARAK has served as a director since July 2004. Mr. Barak currently serves as a board member of Modem Art Ltd., and is a founder and Chairman of IXI
Mobile Inc. From 2000 to 2004 Mr. Barak served as a member of the board of
Widcomm Inc., which was acquired by Broadcom Corporation in 2004, and as a founder and chairman of Envara Inc., which was acquired by Intel in 2004. From
1999 until 2004, Mr. Barak served as a board member of RFWaves Ltd., which was acquired by Vishay in 2004. From 1995 until 1999, Mr. Barak served as the chairman of Butterfly VLSI, which was acquired by Texas Instruments in 1999.
From 1991 until 1994, Mr. Barak served as founder and CEO of DSP Communications
Ltd., which was sold to Intel in 2001. From 1988 till 1991, Mr. Barak served as
CFO of DSP Group. Mr. Barak holds a B.A. degree in Economics and an M.B.A.
degree from the Tel-Aviv University.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Tzvi Shukhman be reelected to serve as a member of the
     Board of Directors of the Company, effective immediately."

     "RESOLVED, that Uzi Rozenberg be reelected to serve as a member of the
     Board of Directors of the Company, effective immediately."

     "RESOLVED, that Efi Shenhar be reelected to serve as a member of the Board of Directors of the Company, effective immediately."

     "RESOLVED, that Joe Markee be reelected to serve as a member of the Board of Directors of the Company, effective immediately."

     "RESOLVED, that Gideon Barak be reelected to serve as a member of the Board of Directors of the Company, effective immediately."

     Approval of this matter will require the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL
OF THE PROPOSED RESOLUTIONS.

                      ITEM 2 - ELECTION OF OUTSIDE DIRECTOR

     Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli
Companies Law, 5759-1999 (the "Companies Law"), to have at least two "outside directors." To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations"
with the company or its "affiliates," as such terms are defined in the Companies
Law. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the company or provide professional services to the company for compensation.

     The outside directors are required to be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Other directors are elected annually. All of the outside directors of a company must be members of its audit committee and each other committee of a company's board of directors must include at least one outside director.

     Currently, Ms. Weiss-Firon and Mr. Bar-El serve as the Company's outside directors.

     Ms. Weiss-Firon was elected as an outside director for a term of three years at the 2000 annual shareholders meeting held on October 11, 2000, and at the 2003 annual shareholders meeting held on November 25, 2003, the shareholders reelected Sarit Weiss-Firon as an outside director to the Company's Board of
Directors for a second term of three years. Ms. Weiss-Firon's current term as an outside director ends by November 25, 2006.

     Mr. Bar-El was elected as an outside director for a term of three years at the 2002 annual shareholders meeting held on November 26, 2002, and at the 2005 annual shareholders meeting held on November 28, 2005, the shareholders reelected Meir Bar-El as an outside director to the Company's Board of Directors for a second term of three years.

     For your information, a brief biography of Mr. Bar-El whose current term as an outside director runs until November 2008, is set forth below:

     MEIR BAR-EL has served as a director since November 2002. Mr. Bar-El currently serves as a director of Merhav Ltd. and as a director of Extra Plastic
Ltd. Mr. Bar-El currently serves as the Deputy General Director, and Director of the General Division of the Manufacturers' Association of Israel, a General
Director of the Israeli Plastics & Rubber Industry, and a General Director of
the Israeli Furniture Industries Association. Mr. Bar-El also has served as a
Director for the Wood Products & Furniture Export Economic Company. Mr. Bar-El
has a B.A. in Economics from Jerusalem University.

     At the Meeting, shareholders will be asked to elect Ms. Na'ama Zeldis as an outside director to the Company's Board of Directors for a term of three years.

     For your information, a brief biography of Ms. Zeldis is set forth below:

     NA'AMA ZELDIS currently serves as Chief Financial Officer of Netafim Ltd.
since December 2005. From 2001 to 2005, Ms. Zeldis has served as Chief Financial
Officer of EDS Israel Ltd. From 1999 until 2001 Ms. Zeldis has served as Chief
Financial Officer of Radguard Ltd. From 1992 until 1999 Ms. Zeldis has served as
Director of Finance of RAD data Communications Ltd. From 1990 until 1992 Ms.
Zeldis served as an Economic Advisor of Economic Models Ltd. From 1986 until
1990 Ms. Zeldis served as Manager of Consumer Prices Index Department of Central
Bureau of Statistics. Ms. Zeldis holds a B.A. Degree in Accounting from Tel-Aviv
University, M.B.A., Specializing in Financing, from the Hebrew University, and a
B.A. in Economics, from the Hebrew University.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, to elected Ms. Na'ama Zeldis as an outside director of the
     Company for a term of three years."

     Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, provided that either (1) at least one third of the Ordinary Shares of non-controlling shareholders voted at the meeting vote in favor of election of the outside director or (2) the total number of Ordinary Shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL
OF THE PROPOSED RESOLUTION.

                       ITEM 3 - REAPPOINTMENT OF AUDITORS

     At the Meeting, the shareholders will be asked to approve the reappointment of Brightman Almagor & Co., Certified Public Accountants (Israel), a member of
Deloitte Touche Tohmatsu, as the Company's auditors until the next annual general meeting of shareholders. The auditors have no relationship with us or with any of the Company's affiliates, except as auditors and, to the extent required, as tax consultants.

     At the Meeting, the shareholders will also be asked to authorize the Board of Directors of the Company to fix the compensation of the Company's auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors. With respect to the year
2005, the Company paid Brightman Almagor & Co. and its affiliates US$40,000 for auditing services.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Brightman Almagor & Co., certified Public Accountants
     (Israel) a member of Deloitte Touche Tohmatsu, is hereby appointed as the auditors of the Company until the next annual general meeting of shareholders."

     "RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit
     Committee of the Board of Directors."

     Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on this matter.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL
OF THE ABOVE RESOLUTIONS.

         ITEM 4 - APPROVAL OF TZVI SHUKHMAN TO SERVE AS CHAIRPERSON AND
                            CHIEF EXECUTIVE OFFICER

     According to Sections 95(a) and 121(c) of the Companies Law, the chief executive officer of a public company is permitted to serve also as the
Chairperson of the board of directors only if approved by the shareholders. The shareholders may approve such appointment for a period of up to three years from the date of approval.

     Tzvi Shukhman has served as our Chief Executive Officer, President and a director from our inception in 1992. From May 1999, Mr. Shukhman has served as our Chief Executive Officer and Chairperson of the Board of Directors. At the
2000 annual general meeting of shareholders, the shareholders voted for approval of Tzvi Shukhman to serve as both our Chairperson of the Board of Directors and
Chief Executive Officer for a period of up to three years, until 2003. At the
2003 annual general meeting of shareholders, the shareholders voted for approval of Tzvi Shukhman to serve as both our Chairperson of the Board of Directors and
Chief Executive Officer for a period of up to three years, until 2006. Our Board of Directors believes that it is in the best interest of our Company to allow
Mr. Shukman to continue to serve in both such capacities. Even if this matter is approved, Mr. Shukhman's service as Chairperson of the Board and Chief Executive
Officer will each continue at the discretion of our Board of Directors.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that Tzvi Shukhman be permitted to serve as Chairperson and
     Chief Executive Officer of Metalink Ltd. for an additional term of up to one (1) year."

     Approval of this matter will require the affirmative vote of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter, which affirmative vote must include at least two-thirds (2/3) of the Ordinary Shares of non-controlling shareholders represented at the Meeting, in person or by proxy, and voting on the matter or the total number of Ordinary
Shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL
OF THE PROPOSED RESOLUTION.

             ITEM 5 - ITEM 8 - APPROVAL OF OPTION GRANT TO DIRECTORS

     The Company wishes to form an approved compensation plan for its directors
(the "Plan"). According to such Plan, each director, other than: (i) any director who is an executive officer of the Company, and/or (ii) a controlling shareholder or its relative, upon his or her election or reelection will be granted option to purchase 10,000 Ordinary Shares per each year of service to the Company. Said options shall be granted pursuant to the Company's stock option plans and shall be granted from Company's existing pool of available stock options.

     Pursuant to the Israeli Companies Law, the payment of compensation, including any grant of any stock option, to directors requires the approval of the shareholders of the Company, following the approval of the Company's Audit
Committee and Board of Directors.

         ITEM 5 - APPROVAL OF A GRANT OF 40,000 OPTIONS TO GIDEON BARAK

     In recognition of his contribution to the Company's performance and to induce him to serve as a member of the Board of Directors, the Board of
Directors, following approval by the Audit Committee, granted Gideon Barak, subject to shareholders approval, an option to purchase 40,000 Ordinary Shares at an exercise price of US$5.49 per share, effective as of October 18, 2006. The option will vest in four equal installments, as follows: the option will become exercisable immediately with respect to 10,000 Ordinary Shares; the option will become exercisable on October 18, 2007 with respect to an additional 10,000
Ordinary Shares; the option will become exercisable on October 18, 2008 with respect to an additional 10,000 Ordinary Shares; and the option will become exercisable on October 18, 2009 with respect to an additional 10,000 Ordinary
Shares. The grant of this option is subject to his reelection as a member of the
Board of Directors of the Company at the Meeting.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the Company shall grant to Gideon Barak an option to purchase 40,000 Ordinary Shares at an exercise price of US$5.49 per share on the terms set forth in the Proxy Statement, provided that he is reelected as a Director of the Company at the Meeting."

     Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE
PROPOSED RESOLUTION.

          ITEM 6 - APPROVAL OF A GRANT OF 40,000 OPTIONS TO JOE MARKEE

     In recognition of his contribution to the Company's performance and to induce him to serve as a member of the Board of Directors, the Board of
Directors, following approval by the Audit Committee, granted Joe Markee, subject to shareholders approval, an option to purchase 40,000 Ordinary Shares at an exercise price of US$5.49 per share, effective as of October 18, 2006. The option will vest in four equal installments, as follows: the option will become exercisable immediately with respect to 10,000 Ordinary Shares; the option will become exercisable on October 18, 2007 with respect to an additional 10,000
Ordinary Shares; the option will become exercisable on October 18, 2008 with respect to an additional 10,000 Ordinary Shares; and the option will become exercisable on October 18, 2009 with respect to an additional 10,000 Ordinary
Shares. The grant of this option is subject to his reelection as a member of the
Board of Directors of the Company at the Meeting.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the Company shall grant to Joe Markee an option to purchase
     40,000 Ordinary Shares at an exercise price of US$5.49 per share, provided that he is reelected as a Director of the Company at the Meeting."

     Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE
PROPOSED RESOLUTION.

         ITEM 7 - APPROVAL OF A GRANT OF 30,000 OPTIONS TO NA'AMA ZELDIS

     In recognition of her future contribution to the Company's performance and to induce her to serve as a member of the Board of Directors, the Board of
Directors, following approval by the Audit Committee, granted Na'ama Zeldis, subject to shareholders approval, an option to purchase 30,000 Ordinary Shares at an exercise price of US$5.49 per share, effective as of December 4, 2006. The option will vest in three equal installments, as follows: the option will become exercisable on December 4, 2007 with respect to 10,000 ordinary shares; the option will become exercisable on December 4, 2008 with respect to an additional
10,000 ordinary shares; and the option will become exercisable on December 4,
2009 with respect to an additional 10,000 ordinary shares. The grant of this option is subject to her election as an outside director of the Company at the
Meeting.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the Company shall grant to Na'ama Zeldis an option to purchase 30,000 Ordinary Shares at an exercise price of US$5.49 per share, provided that she is elected as an Outside Director of the Company at the
     Meeting."

     Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE
PROPOSED RESOLUTION.

          ITEM 8 - APPROVAL OF A GRANT OF 20,000 OPTIONS TO MEIR BAR-EL

     In recognition of his future contribution to the Company's performance and to induce him to serve as a member of the Board of Directors, the Board of
Directors, following approval by the Audit Committee, granted Meir Bar-El, subject to shareholders approval, an option to purchase 20,000 Ordinary Shares at an exercise price of US$5.49 per share, effective as of December 4, 2006. The option will vest in two equal installments, as follows: the option will become exercisable on December 4, 2007 with respect to 10,000 ordinary shares; and the option will become exercisable on December 4, 2008 with respect to an additional
10,000 ordinary shares.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the Company shall grant to Meir Bar-El an option to purchase 20,000 Ordinary Shares at an exercise price of US$5.49 per share."

     Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE
PROPOSED RESOLUTION.

        ITEM 9 - REVIEW AND CONSIDERATION OF THE FINANCIAL STATEMENTS OF
                                  THE COMPANY

     The audited financial statements of the Company for the year ended December
31, 2005 were filed on Form 6-K, which was filed with the SEC on March 30, 2006, and is available at the SEC's website, www.sec.gov and at our website,
www.metalinkbb.com. We received an exemption from the requirements of NASDAQ to include the audited financial minutes in the mailing of this proxy statement.

     The Company will hold a discussion with respect to the financial statements at the Meeting. A representative of the auditors is expected to be present at the Meeting and be available to respond to appropriate questions from the shareholders.

     This item will not involve a vote of the shareholders.

                             ITEM 10 - OTHER MATTERS

     It is not anticipated that any matters other than those on the agenda described above will be presented at the Meeting. If any other matters are properly presented to the Meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies on such matters in accordance with their best judgment.

                                           By Order of the Board of Directors,

                                           TZVI SHUKHMAN
                                           CHAIRPERSON OF THE BOARD OF DIRECTORS
                                           AND CHIEF EXECUTIVE OFFICER

Dated:  October 26, 2006

                                  METALINK LTD.

                                      PROXY

     The undersigned hereby appoints Tzvi Shukhman, and Yuval Ruhama, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in Metalink Ltd. (the "Company") which the undersigned is entitled to vote at the 2006 Annual General Meeting of
Shareholders (the "Annual Meeting") to be held at Metalink's offices in Yakum
Business Park, Yakum, Israel, on December 4, 2006, at 6:00pm (Israel time), and any postponement or adjournment thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and
Proxy Statement relating to the Annual Meeting.

     This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

     [X] Please mark your votes as in this example using dark ink only

     1.   Election of directors.

     ---------------------------------------------------------------------------
     Re-Election of Tzvi Shukhman, Uzi Rozenberg, Efi Shenhar, Joe Markee and
     Gideon Barak
     ---------------------------------------------------------------------------

     [_] FOR all nominees listed above (except those whose names have been crossed out or written on the line below)

     ---------------------------------------------------------------------------

     [_] AGAINST all nominees listed above

     To withhold authority to vote for any individual nominees listed above, cross out that nominee's name.

     To vote against any individual nominee listed above, write that nominee's name on the line below.

     _______________________________

     2.   Election of Ms. Na'ama Zeldis as an outside director for a three-year term.

                [_]  FOR               [_]  AGAINST           [_]  ABSTAIN

     3.   Reappointment of Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, as the Company's independent auditors until the next annual general meeting of shareholders.

                [_]  FOR               [_]  AGAINST           [_]  ABSTAIN

     4.   Approval of Tzvi Shukhman to serve as both the Chairperson of the
          Board of Directors and Chief Executive Officer of the Company for an
          additional period of up to one (1) year.

                [_]  FOR               [_]  AGAINST           [_]  ABSTAIN

     5.   Approval of 40,000 stock option grants to Gideon Barak, subject to his reelection as a director of the Company.

                [_]  FOR               [_]  AGAINST           [_]  ABSTAIN

     6.   Approval of 40,000 stock option grants to Joe Markee, subject to his reelection as a director of the Company.

                [_]  FOR               [_]  AGAINST           [_]  ABSTAIN

     7.   Approval of 30,000 stock option grants to Na'ama Zeldis, subject to her election as an outside director of the Company.

                [_]  FOR               [_]  AGAINST           [_]  ABSTAIN

     8.   Approval of 20,000 stock option grants to Meir Bar-El.

                [_]  FOR               [_]  AGAINST           [_]  ABSTAIN

     In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

     The undersigned acknowledges receipt of the Notice of Annual General
Meeting of Shareholders and Proxy Statement of the Company relating to the
Annual Meeting.

_____________ Date: _______, 2006 _________________________  ____________________ Date__________, 2006
  SIGNATURE                       SIGNATURE IF HELD JOINTLY  TITLE (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.
If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.

           THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.